Exhibit 99.1
TechFaith Reports First Quarter 2010 Financial Results
Beijing, China, May 20, 2010 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the first quarter ended March 31, 2010.
For the first quarter of 2010, TechFaith reported net revenue of US$60.9 million (RMB 415.8 million), a 1.8% increase compared to US$59.8 million (RMB 408.3 million) in the fourth quarter of 2009 and a 25.1% increase compared to US$48.7 million (RMB 332.9 million) in the same period of last year. Gross margin for the first quarter of 2010 improved to 22.0% compared to 16.1% in the previous quarter and 18.1% in the same quarter last year. Net income attributable to Techfaith for the first quarter of 2010 was US$6.9 million (RMB47.1 million), compared to US$3.1 million (RMB21.2 million) in the fourth quarter of 2009, and US$2.1 million (RMB14.4 million) in the same quarter of last year.
Starting with this quarter, TechFaith will report its financial results in three segments. The original developed products (“ODP”) segment, which focuses on selling products designed by the Company, will include revenue from product sales and handset design. The brand name phone sales segment will include revenue from selling phones under licensed brands or brands owned by the Company’s subsidiary QIGI&BODEE Technology (Beijing) Co., Ltd. (“QIGI”). The game segment will include revenue from the Company’s online and mobile games.
Ouyang Yuping, TechFaith’s CFO, said, “We achieved our highest revenues level in this quarter since the Company was founded, and one of the highest net income levels by focusing on higher margin opportunities and cost controls. We increased our overall gross margin from 18.1% for the first quarter of 2009 and 16.1% for the fourth quarter of 2009 to 22.0% in the first quarter of 2010. We also achieved another company record in our ODP business, where we sold more than a half million units of mobile phones and data cards for revenues of US$54.4 million (RMB 371.4 million). The higher selling price of mobile phones helped gross margin improve from 15.5% to 18.7% in our ODP business. We expect continued growth in our ODP business as we are launching several new high-end products in China and overseas. Results also benefited from our acquisition of QIGI, which had revenues of US$5.2 million (RMB35.5 million) and a gross margin of 39.5% in the first quarter of 2010, led by higher margin brand name mobile phone products. We also continued to expand our mobile game and online game business, where we generated a combined US$1.3 million (RMB 8.9million) revenues with a 94.4% gross margin in the first quarter.”
Dong Defu, TechFaith’s Chairman and CEO, commented, “Overall, our businesses are performing well entering the second quarter. In our ODP business, we have nearly forty mid- to high-end mobile phone models based on HSDPA, EVDO, TD-SCDMA, and GSM technologies ready to launch. We expect further improvements in our ODP business to contribute to improvements in our gross margin. We are also excited about the upcoming launch of two global brands for handsets — Barbie and Disney. We expect to launch both branded mobile phones this summer through our subsidiary Glomate Mobile (Beijing) Co., Ltd., to target girls and teenage users. We continue to evaluate other brands for opportunities in niches ranging from sporting to fashion and luxury. Also central to our continued success is QIGI, already a leading smart phone brand in China, which focuses on enterprise users and the operator tailored market. QIGI plans to promote a series of larger display mobile phones, with features such as Windows Mobile based or Android based operating systems for businesses users based on HASDPA, EVDO, TD-SCDMA, and GSM technologies. For our mobile and online game business, we are on track to launch additional mobile and online gaming titles this year, with the goal of building out our catalog and establishing a larger audience among loyal game players.”

Second Quarter 2010 Outlook
TechFaith currently expects revenue to be in the range of US$62 million to US$65 million for the second quarter of 2010, with a gross margin level similar to the first quarter of 2010. This forecast reflects TechFaith’s current and preliminary view, which is subject to change.
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Wednesday, May 19, 2010 at 7:00 p.m. U.S. Eastern Time (7:00 a.m. May 20, 2010 in Beijing), is +1-617-597-5359. The conference call passcode is 59609619. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 11:30 p.m. U.S. Eastern Time on May 26, 2010, (11:30 a.m., March 27, 2010 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 44810686. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product provider focused on the original design and sales of mobile phone products. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited. 798 Entertainment Limited currently engages in providing self-developed as well as co-developed and licensed cell phone contents.
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TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

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With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

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TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS:

In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended
	March 31		December 31
	2010	2009	2009
Revenues:
ODP	$54,438	$48,670	$59,273
Brand name phone sales	5,211	—	—
Game	1,257	—	488

Total net revenues	$60,906	$48,670	$59,761

Cost of revenues:
ODP	$44,259	$39,856	$50,060
Brand name phone sales	3,154	—	—
Game	70	—	64

Total cost of revenues	$47,483	$39,856	$50,124

Gross Profit	$13,423	$8,814	$9,637

Operating expenses:
General and administrative	$2,947	$1,740	$2,947
Research and development	2,995	3,096	3,199
Selling and marketing	1,289	802	828
Exchange loss (gain)	—	14	(8)

Total operating expenses	$7,231	$5,652	$6,966

Government subsidy income	100	5	207

Income from operations	$6,292	$3,167	$2,878
Interest expenses	(265)	(30)	(366)
Interest income	184	177	169
Other income (expense), net	5	—	171
Change in fair value of derivatives embedded in Convertible notes	3,343	—	1,831
Change in fair value of put option	(33)	(18)	(27)

Income before income taxes	$9,526	$3,296	$4,656
Income tax expenses	(1,933)	(1,219)	(1,215)

Net income	$7,593	$2,077	$3,441
Less: net income (loss) attributable to the noncontrolling interest	(738)	44	(329)

Net income attributable to TechFaith	$6,855	$2,121	$3,112

Net income attributable to TechFaith per share
Basic	$0.01	$0.00	$0.00

Diluted	$0.01	$0.00	$0.00

Net income attributable to TechFaith per ADS*
Basic	$0.15	$0.05	$0.07

Diluted	$0.13	$0.05	$0.07

Weighted average shares outstanding
Basic	685,868,082	650,034,590	650,043,806

Diluted	811,983,427	650,034,590	776,158,621

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	March 31, 2010	March 31, 2009	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$162,421	$97,499	$130,544
Restricted cash	—	80	—
Accounts receivable	17,740	29,812	28,992
Notes receivable	—	443	—
Amounts due from a related party	2,622	7,954	9,941
Contingent receivable	196	—	—
Inventories	24,178	30,367	22,937
Prepaid expenses and other current assets	13,470	11,917	12,420
Deferred tax assets-current	—	78	—

Total current assets	$220,627	$178,150	$204,834

Plant, machinery and equipment, net	$20,245	$23,255	$20,902
Construction in progress	23,965	23,521	23,680
Acquired intangible assets, net	3,235	838	645
Deferred tax assets-noncurrent	—	29	—
Goodwill	1,848	606	606

Total assets	$269,920	$226,399	$250,667

Liabilities and equity
Current liabilities:
Current portion of long term payable	$687	$1,211	$799
Accounts payable	9,952	7,362	10,514
Amounts due to related parties	701	438	266
Accrued expenses and other current liabilities	10,408	9,597	10,484
Advance from customers	5,494	11,839	4,720
Deferred revenue	1,031	1,431	755
Income tax payable	2,221	1,343	1,162

Total current liabilities	$30,494	$33,221	$28,700

Convertible notes and embedded derivatives	12,363	—	15,441
Deferred tax liability-noncurrent	170	—	—

Total liabilities	$43,027	$33,221	$44,141

Equity
Paid in capital	$14	$13	$13
Additional paid-in capital	126,292	105,847	113,458
Accumulated other comprehensive income	23,801	23,711	23,863
Statutory reserve	10,993	8,542	10,993
Retained earnings	62,721	54,101	55,866

Total Techfaith shareholders’ equity	$223,821	$192,214	$204,193

Noncontrolling interest	$3,072	$964	$2,333

Total equity	$226,893	$193,178	$206,526

Total liabilities and equity	$269,920	$226,399	$250,667